# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OCULAR THERAPEUTIX, INC, CIK 0001393434
CUSIP: 67576A100
Title of class of securities: Common stock ("Common Shares")
Address of issuer's principal executive offices: 15 CROSBY DRIVE, BEDFORD, Massachusetts (MA), 01730
Date of event which requires filing of this statement: 12/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001604873

## Reporting persons
- SUMMER ROAD LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 12,134,357; shared voting power 0; sole dispositive power 12,134,357; shared dispositive power 0; aggregate amount beneficially owned 12,134,357 (5.7% of the class)
  Comment: See item 4(a)

## Item 1. Issuer
Name of issuer: OCULAR THERAPEUTIX, INC
Address of issuer's principal executive offices: 15 CROSBY DRIVE, BEDFORD, MASSACHUSETTS, 01730.

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of Summer Road LLC ("Summer Road" or the "Reporting Person") (1)

(1) Summer Road LLC is a family office under the Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule").Pursuant to investment management agreements ("IMA") between itself and each of three "Family Clients" (as defined by in the Family Office Rule), Summer Road LLC exercises voting and dispositive power with respect to the shares of Common Stock of the Company held by each of the Family Clients. Summer Road has no pecuniary interest in the Common Shares beneficially owned by the Family Clients of Summer Road.
Address of principal business office or, if none, residence: 207 6th Street, West Palm Beach, FL 33401
Citizenship: Summer Road LLC is a Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,134,357*
Percent of class: 5.7%**
Sole power to vote or to direct the vote: 12,134,357*
Shared power to vote or to direct the vote: -0-
Sole power to dispose or to direct the disposition: 12,134,357*
Shared power to dispose or to direct the disposition:
-0-

*Represents shares beneficially owned in the aggregate by Reporting Person through IMAs entered into with three Family Clients.

**This calculation is rounded to the nearest tenth and is based upon 213,047,472 shares of Common Stock outstanding as of October 31, 2025 as reported in the Company's 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission ("SEC") on November 4, 2025 (File No. 001-36554)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities as to which this Schedule is filed by the Reporting Person are owned of record in the aggregate by three Family Clients of the Reporting Person. No Family Client is the owner of record of more than five percent of the Common Stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SUMMER ROAD LLC: /s/ Frank S. Vellucci, Frank S. Vellucci, Executive Vice President (12/08/2025)